Exhibit 3.1

THE BANK OF NEW YORK MELLON CORPORATION AMENDMENT TO AMENDED AND RESTATED BY-LAWS

(AS AMENDED AUGUST 11, 2009)

ARTICLE FOUR

Officers

Section 4. SENIOR OFFICERS. The Board of Directors may appoint, or the Chief Executive Officer may appoint, subject to confirmation by the Board of Directors, one or more senior officers of the Corporation, any of whom may be designated as Vice Chairmen or as senior executive~~, senior, group or administrative~~ vice presidents or given any other descriptive titles, as the Board of Directors or the Human Resources and Compensation Committee of the Board of Directors shall specify from time to time. Each senior officer shall have and exercise such powers and duties as may be conferred upon, or assigned to, him or her by the Board of Directors or the Chief Executive Officer.

Section 8. OTHER OFFICERS. The Board of Directors, the Chief Executive Officer or the delegate of either of them may appoint or hire such additional officers of the Corporation, who may be designated as executive vice presidents, ~~assistant vice presidents, officers, assistant officers~~managing directors, senior vice presidents, first vice presidents, vice presidents, assistant vice presidents, officers, assistant officers, senior associates, associates, or given any other descriptive titles, and may hire such additional employees, as it or he or she may deem necessary or desirable to transact the business of the Corporation, and may establish the conditions of employment of any of the persons mentioned above and may fix their compensation and dismiss them. Such persons may have such descriptive titles as may be appropriate, and they shall, respectively, have and exercise such powers and duties as pertain to their several offices or as may be conferred upon, or assigned to, them by the appropriate appointing authority and as are not inconsistent with any provisions of these By-Laws.

ARTICLE FIVE

Certain Governance Matters

Section 1. DEFINITIONS. The following definitions shall apply to this Article Five and otherwise as applicable in these By-Laws:

… (g) “entire Board of Directors” means the total number of Directors which the Corporation would have if there were no vacancies; provided, that with respect to any provisions of these By-Laws requiring the unanimous affirmative vote of the entire Board of Directors, “entire Board of Directors” shall mean all the Directors of the Corporation then in office. …

Section 6. CORPORATE NAME~~; BRAND NAMES.~~: ~~(a)~~ During the period beginning at the Effective Time and ending on the fifth anniversary of the Effective Time, the Board of Directors shall not recommend for adoption by the stockholders of the Corporation, or otherwise approve or effect, any change to the name of the Corporation

~~or any of the brand names specified in paragraph (b) of this Section 6~~ without the unanimous affirmative vote of the entire Board of Directors~~.~~

~~(b) BRAND NAMES. The Corporation’s product lines shall use the following brand names:~~

~~(i) the Asset Management product line shall use the brand name “BNY Mellon Asset Management”;~~

~~(ii) the Private Wealth Management product line shall use the brand name “BNY Mellon Wealth Management”;~~

~~(iii) the Custody product line shall use the brand name “BNY Mellon Asset Servicing”;~~

~~(iv) the Stock Transfer product line shall use the brand name “BNY Mellon Stock Transfer”;~~

~~(v) the Payments and Cash Management product lines shall use the brand name “BNY Mellon” within the United States and the brand name “Bank of New York Mellon” outside of the United States;~~

~~(vi) the Client Management product line shall use both the brand names “BNY Mellon” and “Bank of New York Mellon”; and (vii) all other lines of business of the Corporation shall use the brand name “Bank of New York Mellon” under Bank of New York Mellon Securities Services~~.